VF 3-6-03

**A19 3/5/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03011280

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-~~46861~~ 51040 |

SEC MAIL RECEIVED FEB 28 2003 PROCESSING WASH. D.C. 181 SECTION

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

JWH SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Yamato Road, Suite 2200
(No. and Street)

| Boca Raton | FL | 33431-4931 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul D. Braica — 561-241-0018 (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| Two World Financial Center | New York | New York | 10281 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

**AFFIRMATION**

I, Paul Braica, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to JWH Securities, Inc. (the "Company") for the year ended December 31, 2002, are true and correct. I further affirm that neither the Company nor any director or officer has any proprietary interest in any account classified solely as that of a customer.

MARTHA N. KOSTAMO
COMMISSION # CC954013
EXPIRES MAY 31 2004
BONDED THROUGH
ADVANTAGE NOTARY
NOTARY PUBLIC STATE OF FLORIDA

Paul Braica
Signature

VICE PRESIDENT
Title

Sworn before me this 18th day
of February 2003:

Martha N. Kostamo
Notary Public

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche



## INDEPENDENT AUDITORS' REPORT

JWH Securities, Inc.

We have audited the accompanying statement of financial condition of JWH Securities, Inc. (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of JWH Securities, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 18, 2003

# JWH SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2001

| | |
|---|---|
| **ASSETS** | |
| CASH AND CASH EQUIVALENTS | $ 87,830 |
| TOTAL | $ 87,830 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| LIABILITIES - Accrued expenses | 15,000 |
| STOCKHOLDER'S EQUITY: | |
| Common stock (10,000 shares authorized, 100 shares issued and outstanding) | 2,500 |
| Additional paid-in capital | 372,500 |
| Accumulated deficit | (302,170) |
| Total stockholder's equity | 72,830 |
| TOTAL | $ 87,830 |

See notes to statement of financial condition.

# JWH SECURITIES, INC.

## NOTES TO STATEMENT OF FINANCIAL CONDITION
## YEAR ENDED DECEMBER 31, 2002

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

JWH Securities, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was incorporated on April 6, 1998.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Company files its Federal and state income tax returns under the provisions of Subchapter S of the Internal Revenue Code, pursuant to which its operations are reportable on the income tax return of its stockholder and any income taxes thereon are payable by the stockholder.

### 2. RELATED PARTY TRANSACTIONS

The Company's officers and directors are also officers of John W. Henry & Company, Inc. ("JWH"), an affiliated company.

### 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rules of the NASD also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would exceed 10 to 1). At December 31, 2002, the Company had net capital of $72,830 which was $67,830 in excess of its required net capital. The Company's net capital ratio was .21 to 1. The stockholder has committed to provide the necessary funds to maintain the minimum net capital amount throughout the year ending December 31, 2003.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 18, 2003

JWH Securities, Inc.

In planning and performing our audit of the financial statements of JWH Securities, Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 18, 2003), we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP